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Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 United States of America	23 October, 2006 President and Chief Executive Officer/Jussi Pesonen

Attention: Melissa Walsh

Re: UPM-Kymmene Corporation Form 20-F for the Fiscal Year Ended December 31, 2005

        (File No. 001-14932)

Ladies and Gentlemen,

This letter responds to the staff’s comment letter of September 27, 2006 regarding to UPM-Kymmene’s Form 20-F for the fiscal year ended December 31, 2005. For convenience, the comments are repeated below in bold-faced italics. References to “UPM” and the “Group” refer to UPM-Kymmene Corporation and its consolidated subsidiaries, as the context may require. I hereby acknowledge on behalf of UPM-Kymmene Corporation that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defence in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Form 20-F for the Year Ended December 31, 2005

Item 5. Operating and Financial Review and Prospects

Results of operations, page 41

1.	In your discussion of the results of operations, you sometimes refer to two or more sources as components that contributed to a material change. Quantify the amount of the change that was due to each of the factors or events that you identify. The following is a non-exhaustive list of examples of items that should be quantified:

UPM-Kymmene Corporation

Eteläesplanadi 2

P.O. Box 380

FI-00101 Helsinki

Tel. +35820415111

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a.	The increase in the operating loss for the Magazine Papers Division in 2005 as a result of higher magazine prices offset by increased prices for certain oil-based raw material and higher energy prices and,

b.	The operating profit for the Newsprint Division as compared to an operating loss due to higher prices for newsprint offset by increased energy costs and the impact of the labor dispute in Finland.

Refer to Section III.D of SEC Release 33-6835. Tell us how you considered this guidance in your current disclosure and how you plan to address this guidance in future filings.

Under Item 5, we have an overview about our business, covering all of our segments. This includes in tabular and written format general global regional demand and price analyses (pages 31-34). We have considered this section to meet the requirements included in Section III.D of SEC Release 33-6835.

To improve our disclosure, we intend to expand our annual report in Form 20-F for the year ending December 31, 2006 specifically the text in the two relevant paragraphs of our discussion of the results of operations. In our future filings, we intend to use this same style in our discussion.

Magazine Papers. We incurred an operating loss for our Magazine Papers Division of €78 million for the year ended December 31, 2005, compared with an operating loss of €83 million for the year ended December 31, 2004. The operating loss for 2004 includes restructuring and impairment charges of €110 million in Miramichi and amortization of goodwill of €58 million. In 2005 we had impairment charges of €151 million in Miramichi. Higher magazine paper prices, particularly in North America and other offshore markets representing slightly more than one third of our sales, contributed approximately €177 million to operating income. Our operations became more efficient, which offset largely the negative effects of increased prices for certain oil-based raw materials, such as latex, as well as higher energy prices in Europe and North America. Higher raw material and energy prices negatively affected our operating profits by approximately €73 million in 2005 versus 2004. The labor dispute in Finland had the most negative impact on our magazine paper division, as 3,440,000 tons per year, representing 27% of the group annual production capacity, is produced in Finland. The negative impact of the labor dispute on the magazine paper division was approximately €106 million.

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Newsprint. We had an operating profit for our Newsprint Division of €77 million for the year ended December 31, 2005, compared with an operating loss of €2 million for the year ended December 31, 2004. The operating loss for 2004 includes amortization of goodwill of €28 million. The operating profit improved primarily as a result of higher prices for newsprint, which contributed approximately €73 million to operating income. With respect to our strategy of lowering fixed and variable unit costs, we made further progress by more efficient use of raw materials and optimization. The price of recovered paper, the primary raw material for the production of newsprint, was stable compared to 2004, but energy costs at our continental European mills, which are not integrated to our own or affiliated energy network, increased and resulted in additional costs. Moreover, the labor dispute in Finland had approximately a €22 million negative impact on operating profit.

Notes to the Consolidated Financial Statements

Note 1. Accounting Policies

Revenue Recognition, page F-12

2.	You indicated that sales are recognized when certain criteria are met. These criteria appear to comply with SAB Topic 13. Tells us how this policy adheres to the guidance in IAS 18. In this regard, explain how you ensure that each of the criteria that you use to recognize revenue complies with the conditions in paragraph 14 of IAS 18. Also tell us what consideration you gave to disclosing the differences, if any, in your revenue recognition policy under IFRS as compared to U.S. GAAP in footnote 40.

The Group has evaluated the revenue recognition criteria under U.S. GAAP and IFRS and concludes that the general principles under IAS 18 Revenue are consistent with U.S. GAAP, but IFRS contains limited detailed or industry-specific guidance. Additional guidance under U.S. GAAP for SEC registrants sets out criteria that public companies should meet before revenue is recognized. The Group believes that each of those criteria set forth in SAB Topic 13 used to recognize revenue complies in principle with the conditions in paragraph 14 of IAS 18, as illustrated in the table below.

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IFRS	US GAAP

IAS 18§14(d) It is probable that economic benefits will flow to the entity.	Vendor’s price to the buyer is fixed or determinable. Collectibility is reasonably assured.

IAS 18§14(c) The amount of revenue can be measured reliably.	Vendor’s price to the buyer is fixed or determinable.

IAS 18§14(a) The entity has transferred to the buyer the significant risks and rewards of ownership of the goods.	Persuasive evidence that an arrangement exists, and delivery has occurred or services have been rendered.

IAS 18§14(b) The entity retains neither continuing managerial involvement nor effective control over the goods.	Delivery has occurred or services have been rendered.

IAS 18§14(e) The costs incurred or to be incurred in respect of the transaction can be measured reliably.	Vendor’s price to the buyer is fixed or determinable, and collectibility is reasonably assured.

Under U.S. GAAP, there are a number of different prescriptive rules from different sources addressing industry-specific or specific transaction issues on a case-by-case basis, which, subject to detailed analysis, may give rise to differences.

For the periods presented, no differences have been identified between the Group’s IFRS accounting policies adopted for revenue recognition and US GAAP.

In future filings, the Group will describe its IFRS accounting policies more specifically, as follows.

Revenue Recognition

Sales are recognized when it is probable that future economic benefits will flow to the entity, the associated costs and the amount of revenue can be measured reliably and the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, our price to the buyer is fixed or determinable, and collectibility is reasonably assured.

Delivery is not considered to have occurred until the customer takes title and assumes the risks and rewards of ownership and the Group has neither a continuing right to dispose of the goods, nor effective control of those goods. The timing of

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revenue recognition is largely dependent on delivery terms. Group terms of delivery are based on Incoterms 2000, the official rules for interpretation of trade terms issued by International Chamber of Commerce. Revenue is recorded when the product is delivered to the destination point for terms designated Delivered Duty Paid (“DDP”). For sales transactions designated Free on Board (“FOB”) or Cost, Insurance and Freight (“CIF”), revenue is recorded at the time of shipment. Revenues from services are recorded when the service has been performed. Sales are recognized net of indirect sales taxes, discounts, rebates and exchange differences on sales in foreign currency. The costs of distributing products sold are included in costs and expenses.

Note 20. Investments in Associates and Joint Ventures, page F-42

3.	We note that you account for your 40.9% interest in Pohjolan Voima Oy using the equity method. Further explain your ownership in Pohjolan Voima Oy and why the use of the equity method is appropriate. In this regard, explain how you considered any indirect or potential voting rights in your assessment that control does not exist. Address how you applied paragraphs 13 and 14 of IAS 27 in your accounting. We note that two of the subsidiaries of Pohjolan Voima Oy (i.e. Wisapower Oy and Jämsänkosken Voima Oy) are consolidated by the Group. We further note that your disclosure on page F-61 stating that you have controlling interest in Pohjolan Voima Oy. Tells us the amount of your holding percentage of Pohjolan Voima Oy including your holdings in Wisapower Oy and Jämsänkosken Voima Oy and any other indirect or potential voting rights.

At December 31, 2005 the Group had a 40.9% equity interest in Pohjolan Voima Oy. According to paragraph 13 of IAS 27, control is presumed to exist when the parent owns, directly or indirectly, more than half of the voting power of an entity. UPM does not, directly or indirectly, own more than half of the voting power of Pohjolan Voima Oy. Neither does UPM have power over more than half of the voting rights by virtue of an agreement with other investors, nor power to govern the financial and operating policies of Pohjolan Voima Oy under a statute or an agreement, nor power to appoint or remove the majority of the members of the board of directors, and lastly UPM does not have the power to cast the majority of votes at meetings of the board of directors of Pohjolan Voima Oy. Moreover, paragraph 14 of IAS 27 considers the existence and effect of potential voting rights that are currently exercisable or convertible. UPM does not hold any potential voting rights in Pohjolan Voima Oy. Therefore, the Group believes that it had significant influence, but not control, over Pohjolan Voima Oy at December 31, 2005 and 2004, and consequently, the use of the equity method was appropriate.

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The footnote accompanying the Principal subsidiaries at December 31, 2005 on page F-62 states that “Wisapower Oy is owned by Pohjolan Voima Oy, in which UPM has a controlling interest.” This sentence might be interpreted as the Group has controlling interest in Pohjolan Voima Oy. However, this was actually an error in wording and the footnote accompanying the Principal subsidiaries should state, “Wisapower Oy, in which UPM has controlling interest, is owned by Pohjolan Voima Oy.”

Wisapower Oy was 100% owned by Pohjolan Voima Oy at December 31, 2005 and 2004. Although the Group did not own more than half of the voting power of Wisapower Oy, the Group had the power to govern the financial and operating policies of Wisapower Oy under an administrative agreement between UPM and Pohjolan Voima Oy. Therefore, the Group had control of and consolidated Wisapower Oy. Similarly, at December 31, 2004 Jämsänkosken Voima Oy was owned by Pohjolan Voima Oy. Even though the Group did not own more than half of the voting power of Jämsänkosken Voima Oy, the Group had the power to govern the financial and operating policies of the entity under an administrative agreement between UPM and Pohjolan Voima Oy. In 2005 UPM obtained ownership of Jämsänkosken Voima Oy, and Jämsänkosken Voima Oy became a 100%-owned subsidiary of UPM. Due to the transfer of ownership the disclosure in footnote (1) on page F-43 is correct for 2004 but incorrect for 2005, as Jämsänkosken Voima Oy was no longer a subsidiary of Pohjolan Voima Oy. In future filings, we will eliminate the reference to Jämsänkosken Voima Oy in our Associated companies disclosure.

4.	Tell us what consideration you gave to disclosing the reason for not consolidating associated companies in which you own more than 50 % pursuant to paragraph 40(d) of IAS 27. For example, we note that your holding percentage of Powest Oy is 51.11% in 2005.

In accordance with the Articles of Association of Powest Oy, there are two series of shares, K series and E series. Each share of the series K has twenty (20) votes in the Annual General Meeting and each share of the series E has one (1) vote.

The funds allocated to the distribution of profits shall be distributed as a dividend on the shares of series E. The shares of series K are not entitled to a dividend. UPM

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has only shares of the series E, which give UPM 51.11% of the distributable profits. UPM’s share of the share capital accounts for 9.979%, and the share of the voting rights is 0.638%.

The Group has accounted for Powest Oy as an associated company because UPM does not control Powest Oy. UPM’s share of the voting power is 0.638% and UPM does not have any further voting rights by virtue of an agreement with other investors, nor power to govern the financial and operating policies of Powest Oy under a statue or an agreement, nor power to appoint or remove the majority of the members of the board of directors, and lastly UPM has no power to cast the majority of the votes at meetings of the board of directors. UPM also does not hold any potential voting rights in Powest Oy, however, UPM has significant influence in Powest Oy through an associated company.

UPM has disclosed the percentage of 51.11% entitling UPM to the respective dividends. In future filings, the Group will disclose the reason not to consolidate Powest Oy, as well as the Group’s share of the share capital of 9.979% and the share of the voting rights of 0.638%.

We hope that you find the foregoing to be responsive. In all events, please do not hesitate to contact us if you have any questions regarding the foregoing and, of course, if you have any additional comments. Questions or comments should be directed to Jouko Taipale at +358 2041 50069.

Thank you in advance for you cooperation in these matters.

Sincerely,

/s/ Jussi Pesonen
Jussi Pesonen,
President and Chief Executive Officer